Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 306

New York, New York 10022

June 6, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

James Lopez, Esq.
Adam F. Turk, Esq.

Re:	Tonix Pharmaceuticals Holding Corp.
Registration Statement on Form S-1
Filed May 10, 2013
File No. 333-188547

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated May 31, 2013 (the "Comment Letter") relating to the Registration Statement on Form S-1 filed on May 10, 2013 (the "Registration Statement") by Tonix Pharmaceuticals Holding Corp. (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

We are filing herewith Amendment No. 1 to the Company's Registration Statement, which has changes in response to the Comment Letter as well as to update certain other disclosures in the Registration Statement.

General

1.	We note there are many blanks throughout your registration statement. With your next amendment, please include all the information which is not covered by Securities Act Rule 430A.

Response:

We have revised our registration statement to reduce the number of blanks contained therein.

Calculation of Registration Fee

2.	We note that the Series A Warrants which consist of a portion of your offered Units will be immediately exercisable. Please revise your registration fee table so that it reflects payment for all immediately exercisable securities including your warrants. For guidance, please refer to Securities Act Rules C&DI Question No. 240.05 available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Securities and Exchange Commission

June 6, 2013

Response:

We have revised the calculation of registration fee to also include the exercise price of the warrants.

3.	Your disclosure on page 86 indicates that you are not registering the shares of common stock issuable from time to time upon exercise of the Series A Warrants offered hereby. Please tell us whether you are registering the conversion of the Series A Warrants and revise the disclosure throughout your prospectus to clarify. If you do not intend to register your Series A Warrants, please tell us the exemption from registration under the Securities Act upon which you intend to rely for the conversion and provide an analysis of the applicability of that exemption to your offering.

Response:

We are registering the shares of common stock issuable upon conversion of the Series A Warrants. The prior disclosure that indicated that we are not registering such shares was inadvertent and has been corrected.

Prospectus Cover Page

4.	Please revise your prospectus cover page and your plan of distribution to describe the nature of your underwriting arrangement. For example, given your disclosure on page 88 which states that your underwriters are offering the units subject to acceptance from you and subject to prior sale, it is unclear whether you intend for your offering to be a firm commitment. Please include all of the information required by Items 501(b)(8) and 508 of Regulation S-K which is applicable to your offering.

Response:

For the supplemental information of the Staff, the proposed underwriters of the offering have advised us that, as disclosed in the “Underwriting” section of the Registration Statement, they intend to conduct the offering on a “firm-commitment” basis. The disclosure in the “Underwriting” section of the Registration Statement that the proposed underwriting agreement will provide that “[t]he underwriters are obligated to take and pay for all of the units if any such units are taken” evidences the firm-commitment nature of the underwriters’ obligations. As is customary in firm-commitment underwritings and as is disclosed in the “Underwriting” section of the Registration Statement, the obligation of the underwriters to take and pay for the units being offered will be subject to the satisfaction of certain conditions precedent. Among those conditions is that the securities to be purchased by them be in such denominations and registered in such names as the underwriters may request. The proposed underwriters have advised us that the underwriting agreement for the offering will provide that we must make the securities available to the underwriters for checking and packaging prior to closing. This is the “acceptance” that is referred to in language cited by the Comment. In addition, the proposed underwriters have informed us that the language “subject to prior sale” simply means that while all of the securities will be offered to the public by the underwriters, a particular investor may only be able to purchase a portion of the total amount of the securities offered for sale because the remainder of those securities may have been sold to other investors as part of the public offering. The proposed underwriters have advised us that the language “subject to their acceptance of the units from us and subject to prior sale” is commonly included in underwriting disclosure for firm-commitment underwritings and that, as described above, they do not affect the firm-commitment nature of the underwriters’ obligations once the underwriting agreement is executed and delivered by the parties thereto. As a result, we respectfully submit that no additional disclosure is required in response to this Comment.

Securities and Exchange Commission

June 6, 2013

5.	We note your disclosure that on May 9, 2013, the last reported sale price of your common stock was $10.00 per share. Please update this disclosure in future amendments to reflect the most recently available price for your shares.

Response:

We have updated the disclosures in the prospectus regarding the last reported sales price of our common stock and will update such disclosures in any future amendments to reflect the then most recently available price for our common stock.

Risk Factors, page 9

Risks Related to Our Stock, page 27

6.	We note your risk factor on page 27 regarding your limited trading market, and that you have applied to list your shares on the NASDAQ Capital Market. Please expand this risk factor or include a separate risk factor describing the consequences should NASDAQ not accept your shares for listing.

Response:

We have revised our disclosures to include separate risk factors regarding the consequences should NASDAQ not accept our application for inclusion of our common stock for listing on The NASDAQ Capital Market or if our common stock is subsequently removed from The NASDAQ Capital Market.

Use of Proceeds, page 33

7.	We note your Calculation of Registration Fee table implies that the proceeds from your offering will be $12 million. However, the disclosure within this section states that the net proceeds of this offering may be less than $6 million. Please revise or advise. Ensure your response is consistent with the type of underwriting arrangement you have selected for your offering.

Response:

We have revised our disclosure to remove any reference to net proceeds of the offering being less than registered.

Undertakings, page II-6

8.	Given that you are registering warrants, the conversion of which may not take place immediately, please provide the undertakings required by Item 512(a) of Regulation S-K.

Response:

We have revised our disclosure to include the undertakings required by Item 512(a) if Regulation S-K.

Exhibits

9.	Please file the form of your underwriting agreement with your next amendment. Note we will need time to review the document prior to the effectiveness of your registration statement.

Securities and Exchange Commission

June 6, 2013

Response:

We are still negotiating the terms of the underwriting agreement with the underwriters. As a result, we anticipate filing the form of such underwriting agreement on the next amendment. We acknowledge that you will need time to review the underwriting agreement prior to effectiveness of the registration statement.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ SETH LEDERMAN
Seth Lederman
Chief Executive Officer

Cc:  Marc J. Ross, Esq.

James M. Turner, Esq.